FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 June 2014

HSBC PRIVATE BANK (SUISSE) SA AGREES SALE OF PORTFOLIO OF PRIVATE BANKING ASSETS
*** HSBC remains committed to growing its Private Banking business in Switzerland ***

HSBC Private Bank (Suisse) SA, an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"), has entered into an agreement to sell a portfolio of its private banking assets in Switzerland (with assets under management of US$12.5bn as at 31 December 2013) to LGT Bank (Switzerland) Ltd, a wholly-owned subsidiary of the LGT Group Foundation.

The transaction, which is subject to regulatory and other approvals, is expected to complete in the last quarter of 2014 and it represents further progress in the execution of HSBC's strategy.

HSBC remains fully committed to Switzerland as a key international centre for its Global Private Banking business and a priority market for the Group.

Media enquiries to:
Patrick Humphris	+41 (0) 58 705 5000	media.relations@hsbcpb.com
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com
Investor Relations enquiries to:
Guy Lewis	+44 207 9921938	guylewis@hsbc.com

Notes to editors:

1. HSBC Private Bank
HSBC Private Bank seeks to be the leading international private bank for business owners and their families. It provides clients with wealth, business and family succession solutions in the largest and fastest growing markets around the world. HSBC Private Bank is the marketing name for the private banking business conducted by the principal private banking subsidiaries of the HSBC Group, one of the world's largest banking and financial services organisations.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Europe, Asia, North and Latin America, the Middle East and North Africa. With assets of US$2,758bn as at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 24 June 2014